

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Oleg Gabidulin, CEO
Liberty Vision, Inc.
2530 Meridian Parkway, Suite 200
Durham, NC 27713

>   **Re: Liberty Vision, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 19, 2011**
>   **File No. 333-173456**

Dear Mr. Gabidulin:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated July 19, 2011.

Results of operations for the three months ended May 31, 2011 compared to the three months ended May 31, 2010, page 22

1.   We note your first sentence under "Revenue" that identifies that various services that generate revenue. This statement appears to conflict with your disclosure on page F-8 that website development was your only revenue stream for the three months ended May 31, 2011 and 2010 and cumulative since inception. Please advise or revise accordingly.

Results of operations for the year ended February 28, 2011 compared to the period from inception (September 29, 2009) to February 28, 2010, page 23

2.   We note your effective tax rate increased from 15% for the period ended February 28, 2010 to 27% for the fiscal year ended February 28, 2011. Please expand your discussion of results of operations to discuss each of the material items in your reconciliation between the statutory tax rate and your effective tax rate. Refer to Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 25

3.   We repeat our prior comment 5 to address material changes in the underlying drivers that affect your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise accordingly. Also provide these disclosures for the three months ended May 31, 2011 compared to the three months ended May 31, 2010. Refer to Section IV.B of SEC Release 33-8350.

Description of Our Business and Properties, page 26

4.   Please disclose in this section the total number of your employees and the number of your full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Consolidated Financial Statements May 31, 2011 and 2010

Consolidated Statements of Operations, page F-3

5.   Please tell us why you do not show any expense or benefit in your Provision for Income Taxes line item for the periods ended May 31, 2011 or May 31, 2010.

Consolidated Financial Statements February 28, 2011 and 2010

Report of Independent Registered Public Accounting Firm, page F-15

6.   We note the disclosure in the first sentence of the explanatory paragraph which includes, "as being appropriately reported". It appears that the disclosure should read "as not being appropriately reported." Please advise.

Consolidated Statements of Operations, page F-17

7.   We note that you currently show consulting expense of $14,000 for the year ended February 28, 2011 and $8,000 for the year ended February 28, 2010. Your executive compensation table on page 34 indicates that both your CEO and CFO provided consulting services during 2011 for $14,000 and during 2010 for $8,000 each. Please reconcile the difference in amounts between your statements of operations and your compensation table.

Note 1 – Organization and Operations, page F-20

8.   We note your formation of your wholly-owned subsidiary (LVMI) in Canada. Your disclosure on page 33 indicates that your designers are based in Canada as well as your project management and business development. Please provide clarifying disclosure as to the business purpose of your wholly-owned subsidiary. In addition, provide clarifying disclosure as to the business purpose of your United States based entity.

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page F-22

9.   We note in your revised disclosures in response to prior comment 9 that all of your revenues to date have been generated by website development, which you indicate that revenue is recognized under this stream based on a "completed performance method."

As such, please clarify if revenue is recognized based on the guidance in FASB ASC 605-35-50.

Foreign currency transactions, page F-22

10. We note your disclosure that the U.S. Dollar is the reporting currency and functional currency, of LVMI (Canada), your wholly owned subsidiary. We further note that 62% and 100% of your revenues for the years ended February 28, 2011 and February 28, 2010, respectively, were generated outside of the United States. Please expand your disclosures to clarify if these sales and related receivables were transacted in U.S. Dollars.

Note 6 – Income Tax, page F-29

11. Please address the following items related to income tax:

- Your disclosure of taxable income of $39,606 for the year ended February 28, 2011 in the table on page F-29 does not appear to tie to income for the same period in your statement of operations on page F-17. Please advise.
- Please provide a table to show the components of income before tax expense as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.
- We note your tax provision table only includes a line item for federal taxes. Your disclosures in the table on page F-23 indicate that you generate significant revenue outside of the United States. Please tell us why you do not show any foreign or state income taxes. Refer to Rule 4-08(h) of Regulation S-X.
- We note your effective tax rates for the years ended February 28, 2010 and February 28, 2011 differ from statutory rates. Please provide disclosure for the reconciling items. Refer to FASB ASC 740-10-50-11 through 50-13.
- In light of your significant revenue generated in multiple countries outside of the United States, please provide clarifying disclosure if you have unremitted earnings in local international jurisdictions and the Company's current intentions related to these earnings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
        Karen Batcher, Esq.